UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of November 2021

Commission File 001 — 33175

Vedanta Limited

(Exact name of registrant as specified in the charter)

1st Floor, ‘C’ wing, Unit 103,

Corporate Avenue, Atul Projects,

Chakala, Andheri (East),

Mumbai-400 093

Maharashtra, India

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒                Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

We wish to inform you that the Supreme Court has passed a judgment in writ petition no. 229 of 2014 on November 18, 2021. The Supreme Court vide its judgment has allowed the Government to go ahead with its proposal to divest its complete stake in Hindustan Zinc Limited, a subsidiary of the Company (‘HZL’) in the open market and in accordance with the rules and regulations of SEBI. It held that HZL is no longer a Government company and Government is exercising its rights as a shareholder and no bar exists on the exercise of such a right by the Government.

The Supreme Court vide the same judgment also directed CBI to register a regular case in relation to the process followed for the disinvestment of HZL in the year 2002 by the Government.

Request to please take the same on record.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 18, 2021	VEDANTA LIMITED

	By:	/s/ Prerna Halwasiya
Name: Prerna Halwasiya
Title: Company Secretary & Compliance Officer